

December 1, 2011

Via E-Mail
Herman Yu
Chief Financial Officer
SINA Corporation
37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai, 200121 China

     Re: **SINA Corporation**
             Form 20-F for the Fiscal Year Ended December 31, 2011
             Filed May 31, 2011
             File No. 000-30698

Dear Mr. Yu:

We have reviewed your letter dated October 12, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 13, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 3D. Risk Factors

General

1. We note the proposed revised disclosures provided in your response to prior comments 7, 9 and 10 that you intend to include in future filings of Form 20-F. Tell us your consideration to provide this information to your investors in a more timely basis by amending your December 31, 2010 Form 20-F. To the extent that you believe an amendment is not necessary, then please explain further the basis for your conclusions.

Item 5. Operating and Financial Review and Prospects

Operating Results, page 56

2.   We note your response to prior comment 3 where you indicate there is no <u>direct</u> correlation between advertising revenues and user base or user traffic. However, based on disclosures throughout your filing where you refer to fluctuations in revenues being impacted by your ability to retain existing users, attract new users and maintain user satisfaction, there appears to be at least an indirect correlation between advertising revenues and user base or user traffic. Please explain further the systems and processes used by management to monitor the changes in your user base and user traffic and explain further why you do not believe a discussion of these metrics would be useful to an investor.

3.   We note from your response to prior comment 3 that from 2009 to 2010, advertising revenues grew 28%, while the number of advertisers declined 31% and revenues per advertiser grew 86%. You further indicate that disclosing the number of advertisers and the average spend per advertiser were not meaningful metrics when compared to those of 2009. However, it seems that disclosing these metrics, along with a discussion of the reasons for the changes in the number of advertisers and the spend per advertiser, would provide meaningful information to investors. In this regard, providing a discussion of unusual or infrequent events (i.e. the World Cup, World Expo, Asian Games, etc.) that may have positively impacted your spend per advertiser along with a discussion of the reasons for the decline in your advertiser base and whether this is indicative of a potential negative trend would aid an investor in understanding both your historical and potential future operations. Please tell us your consideration to revise your disclosures accordingly. We refer you to Item 5.A.1 of Form 20-F, SEC Release 33- 8350 and Section III.D of SEC Release 33-6835.

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Consolidation, page F-7

4.   Based on the information provided in your response to our prior comment 8, it is still not clear to what extent your VIEs contribute to the company's operations. In this regard, we continue to believe providing investors with information regarding the nature of the assets held by, and operations of, the VIEs could be useful in evaluating the VIE's contribution to the business as a whole and in better understanding the uncertainties that could cause the reported financial information not to be necessarily indicative of future operating results or financial condition. Please tell us the amount of revenues, costs and net income of the VIEs and further explain why you believe disclosing such information is not necessary.

5.   We note your proposed disclosure in response to our prior comment 10. Tell us and revise your disclosure to clarify whether the Exclusive Technical Consulting Services Agreements referred to in your response includes the terms of multiple agreements between the company and your VIE's. In this regard, the Exhibit list beginning on page 88 does not appear to include an Exclusive Technical Consulting Services Agreement. However, the list does include agreements such as the Business Cooperation Agreement, Advertising Production and Technical Services Agreement, Advertising Publication and Cooperation Agreement, etc., which were not included in your proposed revised disclosures. To the extent that you have combined the description of several agreements in your discussion of the Exclusive Technical Consulting Services Agreements, please tell us why you believe such disclosure is appropriate and revise your disclosures accordingly to clarify your current presentation.

6.   In addition, revise your disclosures to include all of the specific and material terms of the agreements. For example, your proposed disclosure does not indicate the term of the Share Pledge Agreement or the renewal provisions associated with this agreement. Also, while you state that the Exclusive Technical Consulting Services Agreements are renewed annually, it is unclear which party has approval rights for such renewals. Please revise to disclose and to the extent that the VIEs have the right to approve such renewals, tell us how this factored into your consolidation analysis. In addition, please revise to disclose he maturity date for the loan agreements.

Cost of Revenues, page F-12

7.   Please provide us with a breakdown of your gross capitalized content costs for both short-form and long-form content at December 31, 2010 and 2009 and tell us the weighted average amortization period for the short-form content purchases. Clarify where these amounts have been capitalized in your balance sheet. In addition please cite the specific accounting literature you relied upon in your accounting for the capitalization, amortization and impairment of these assets. Further, please clarify whether you recorded any impairment charges related to such content for the periods presented.

        You may contact Megan Akst at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                Sincerely,

                                /s/ Kathleen Collins

                                Kathleen Collins
                                Accounting Branch Chief